SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM will hold Latin America’s first demonstration flight with bio-kerosene

With the help of Airbus and CFM International, we will use Brazilian vegetable biomass, the Jatropha plant; studies point to a reduction of up to 80% in carbon emissions

Sao Paulo, April 27, 2010 – (Brazilian Stock Exchange-Bovespa: TAMM4, NYSE: TAM) We plan to hold a demonstration flight (non-commercial) in the second half of 2010 with a mixture of aviation bio-fuel, that includes Brazilian vegetable biomass, the Jatropha plant. The airplane will be an Airbus A320 of our fleet, equipped with CFM56-5B engines produced by CFM International, 50/50 joint company of GE on the United States and Snecma (Safran Group) of France.

TAM´s CEO, Líbano Barroso, highlights that the company honors its social and sustainability commitments through such an initiative: “We have put forth our best efforts to use Brazilian raw materials in the production of this bio-fuel, with significant economic and social gains. A source of aviation bio-kerosene, the biomass is 100% domestic, resulting from family agricultural projects and large farms in the hinterlands of Brazil, devoted to the pioneer cultivation of the Jatropha.”

We have already ensured the availability of this aviation bio-fuel for the demonstration flight. Through the Brazilian Association of Jatropha Producers (ABPPM), we acquired seeds from Jatropha producers in the North, Southeast and Center West of the country, arranged to transform them into semi-refined oil and exported this to the USA, where UOP LLC, a Honeywell company, processed the Jatropha oil into bio-kerosene and its mixture with conventional aviation kerosene, in a 50% ratio for each component.

This demonstration flight will be the very first experience of that genre in Latin America, with an innovative combination of this type of airplane and engine flying with aviation bio-kerosene produced from the Jatropha. The carrying of the demonstration flight will be aligned with the aeronautic authorities.

The Supply Chain and International Contracts Director at TAM, José Maluf, explains this: “We are working with the valuable cooperation of CFM International and Airbus to hold this flight in which we will use an Airbus A320 in operation in our fleet in domestic and internationals lines in South America”.

We are surveying its participation in the development of the production chain for this vegetable biomass fuel to criate a Brazilian sustainable bio-fuel platform. Known by the scientific name of “Jatropha Curcas L.”, this shrub is a plant that does not compete with the food chain, as it is not meant for human or animal consumption, and it can be intercropped with pastures and food crops.

Through a joint effort with ABPPM, we intend to study means to further develop the Jatropha sustainable production at commercial scale, with an eye on transforming it into aviation bio-fuel. The surveys carried out by ABPPM show that presently there are 60 thousand hectares of land in Brazil with Jatropha plantations. Considering the natural resources and the favorable climatic conditions, a large amount of degraded pastures might be recovered with this plant. To be able to attain a commercial scale, estimates show that it would be necessary to expand the cultivated surface by about one million hectares, sufficient to service approximately 20% of the domestic consumption.

“Airbus is exploring all types of alternative fuels because we believe there will be different solutions for different parts of the world. Any solution should be commercially viable and sustainable with no impact on people, land, food nor water, and should involve local jobs for local people. We call this the value chain, and this TAM initiative with Airbus is another step in this direction,” said Paul Nash, Airbus head of New Energies.

Well-to-wake Life Cycle Assessments (LCA) carried out by Michigan Technological University in conjunction with Honeywell’s UOP show that aviation biofuels made from jatropha using the UOP Green Jet Fuel process can achieve a reduction of greenhouse gas emissions between 65 and 80 percent relative to petroleum-derived jet fuel.

The cultivation and harvest of the Jatropha, done in a responsible fashion, add social and economic value to local communities and do not compete with the production of food or potable water sources, complying with principles set forth by the SAFUG (Sustainable Aviation Fuel Users Group), a group joined by TAM formally on November 11th, 2009. The SAFUG is made up of large international airlines whose aim is that of speeding up the development and marketing of new sustainable fuels for the aviation market.

Beyond the SAFUG requirements, through this projects TAM will also follow concepts and criterias established by the RSB (Roundtable on Sustainable Biofuels, a renowned international organization of acknowledged technical and scientific prestige) focused on the best production practices, the use and transportation of bio-fuels with regards to social, environmental and economic responsibilities in the transportation segment.

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594-0328 equipetam@mvl.com.br

About TAM (www.tam.com.br)

We have been the leader in the Brazilian domestic market for more than four years, and held a 41.8% domestic market share and 85.3% international market share in March 2010. We operate regular flights to 43 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.6 million subscribers and has awarded more than 9.7 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.